Exhibit 99.1

	Masterworks 011, LLC

	Gross Artwork Sale Proceeds	$1,475,000.00
(+)	Cash on Balance Sheet	$111.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$1,475,111.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(90,074.00)
=	Distributable Proceeds to Class A Shares	$1,384,937.00
(/)	Total Class A Shares Outstanding	51,232 *
=	Distributable Proceeds per Class A Share	$27.03
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.35

	Offering period
	Cash Receipt Date	11/23/2022
(-)	Final Offering Close Date	7/31/2020
=	Days from final close to cash receipt	845
(/)	Days of year	365
=	IRR Period (in years)	2.32

	IRR Calculation
	MOIC	1.35
	IRR Period (in years)	2.32
	IRR	13.9%

*Reflects 1,732 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.